August 5, 2009

Pamela A. Long, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Re:	Cavico Corp. Form S-1 Registration Statement File No. 333-159464

Dear Ms. Long:

On behalf of our client, Cavico Corp. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 23, 2009 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 2, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

Prospectus Cover Page

1.

We note your response to comment five in our letter dated June 18, 2009 and reissue this comment in part. In this regard, please disclose the amount that management and the directors will pay for the class A preferred stock.

As described on the cover page of the prospectus, the Company will, immediately prior to the effectiveness of the registration statement, designate and grant 1,200,000 shares of Class A Preferred Stock to our directors and management. There will be no cost to management for the shares of Class A Preferred Stock.

2.

Please update your cover page to include the market price of your common stock as of the latest practicable date. Please also revise disclosure throughout the filing that is based on the market price of your common stock. For example, we note the disclosure in the "Use of Proceeds" section on page 16.

In response to the Staff’s comment, we have revised the disclosure to reflect the market price of our common stock on July 30, 2009.

Prospectus Summary, page 1

3.

We note your response to comment 12 in our letter dated June 18, 2009 and reissue this comment in part. In this regard, please identify the management and directors who will receive the shares   and the number of shares they will receive. We note that board intends to designate

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com

and grant these shares prior to the effectiveness of the registration statement. Further, please disclose your response in the prospectus summary section.

In response to the Staff’s comment, we identified under the caption “Capitalization” the management and directors who will receive the shares and the number of shares they will receive. We have also included a summary of the disclosure in the prospectus summary section.

Use of Proceeds, page 16

4.

We note your response to comment 23 in our letter dated June 18, 2009. Please describe with greater specificity the factors or contingencies that may cause you to change the use of proceeds and the alternative uses. See Instruction 7 to Item 504 of Regulation S-K.

We have revised our disclosure in response to the Staff’s comment. The amount of proceeds allocated to working capital may be used for purposes other than working capital and will vary depending on a number of factors, including the capital requirements of the above-listed civil construction and urban development projects and investments in mining operations which may require additional capital.  Accordingly, if additional capital is needed for the above-listed projects, our management has discretion to allocate working capital to meet those capital needs. Further, our management may decide, if it is in our best interest, to use proceeds allocated to working capital to invest in additional capital projects or to make a strategic investment in one of our subsidiaries to increase our current ownership percentages in our subsidiaries. Pending the uses described above, we intend to invest the net proceeds of this Offering in short-term, interest-bearing, investment-grade securities.

Description of Business; page 20

Operations, page 22

5.

We note your response to comment 26 in our letter dated June 18, 2009. Please define the technical terms "surge shafts," "inclined penstocks," "surge tank," "headrace tunnel," "sub tunnels," "tall surge tank," and "curvilinear surfaces."

In response to the Staff’s comments, we have revised our disclosure under the caption “Operations”.

6.	We note your response to comment 28 in our letter dated June 18, 2009. Please revise to clearly disclose that you have no current agreements for any of this future work.

We have added additional disclosure in response to the Staff’s comment to describe that although we may have an opportunity to bid on such projects, we do not have any current agreements for any of this future work

Subsidiaries; page 25

7.

We note your response to comment 30 in our letter dated June 18, 2009 and reissue this comment in part. In this regard, please provide the requested risk factor disclosure. We note that a significant amount of your revenues are generated by your subsidiaries in which you own a minority ownership interest, and thereby you do not solely control the decision to issue additional securities in these entities. We also note that your plans to sell additional shares in your subsidiaries may change, such as in the event you need to reduce your ownership to enable the shares to be publicly traded in Vietnam.

We have added a risk factor titled “We may face potential dilution of our ownership interest in our subsidiaries” in response to the Staff’s comment.

Employees, page 29

8.

We note the revised disclosure indicating that all of your employees are represented by labor unions. Please clarify how the terms of employment are determined between you and the labor unions. For example, do you have collective bargaining agreements? To the extent you have any such agreements, please disclose the terms of these agreements.

We have added additional disclosure in response to the Staff’s comment. The majority of our work is done through employees governed by our collective labor agreement with the Labor Union of Cavico Vietnam. The agreement was signed on January 20, 2009. The original term expires on January 20, 2012 but it may be extended for one year if both parties agree. Pursuant to the collective labor agreement, each employee signs an employment contract with us; some of these employment contracts may be limited by time and scope. We believe that our relationships with all our employees, both union and non-union, are satisfactory. We have not experienced a strike or lockout.

Management's Discussion and Analysis of Financial Condition... page 34

9.

Please explain changes in your effective tax rate for each period presented. Specifically, explain why a $2.28 million income tax benefit was recognized in 2008 given that pre-tax loss was only $357,804. Disclose also whether management expects its 2009 effective tax rate to be materially different from 2008. Furthermore, the 0% effective tax rates reported on page F-45 are not correct and should be revised in the S-1/A and in the 10-K/A.

We have revised our Management’s Discussion and Analysis of Financial Condition in response to the Staff’s comment. The decrease in unrealized gains of $9,639,883 in marketable securities resulted from an unrealized loss of $6,352,628 in 2008 and an unrealized gain of 3,287,255 in 2007.

The cost and current fair value of the marketable securities as of December 31, 2008 were $4,475,051 and $1,820,406, respectively. The majority of marketable securities are invested in Vietnamese companies. The effective rate in Vietnam was 28% of taxable profits for 2007 and 2008. In 2007, the Company had large gains of $9,684,686 on sales of marketable securities. Per the Vietnamese tax laws in effect at the time, these profits were subject to taxation and no exemption was applied. Accordingly, corporate taxes of $2.7 million related to these activities were recorded in the our consolidated financial statements.

During 2008 when the Vietnamese tax authorities reviewed our tax returns for 2007, they concluded that the gains on the sales of marketable securities were not subject to tax. The tax related to the 2007 securities trading activities was reversed during the year ended December 31, 2008. During 2008, because of poor market conditions, the Vietnamese government equivocated on its position that these activities were taxable. Recently, the Vietnamese government reinstated the tax on marketable securities, retroactively effective to January 1, 2009.

We revised the tax table reported on page F-45 to present the effective tax in the financial statements.

Liquidity and Capital Resources, page 41

10.

We note your response to comment 42 in our letter dated June 18, 2009. Please disclose what percentage of the amount outstanding on your construction loans is secured by equipment and generally describe the type of equipment securing these loans.

We have added additional disclosure in response to the Staff’s comment. The amount of outstanding construction loans secured by equipment, which are mostly major construction trucks, at March 31, 2009 was $17,260,591, 27% of total construction loans.

11.	Please explain what you mean when you state that the banks control the use of the funds under your construction loans and lines of credit.

In response to the Staff’s comments, we have revised our disclosure to further explain the disbursement process. We obtain these short-term construction loans to finance our civil construction and mining projects.  Most of these loans are unsecured except a few loans secured by equipment, but the bank controls the disbursement of funds. These construction loans are made by the banks for a specific project. Disbursements on these construction loans are designed to pay for expenses of a project as the work progresses. Banks will typically only disburse funds under these construction loans for equipment, material supplies and other expenses for the specific project. In most instances, the bank will only pay the supplier or subcontractor directly. No funds are disbursed for other corporate purposes.

12.

We have read your response and revised disclosure to comment 46 in our letter dated June 18, 2009. We note from your disclosure that approximately 18% of your accounts receivable-trade was outstanding for more than six months as of March 31, 2009. Please revise your filing to clarify whether amounts outstanding for more than six months are past due pursuant to the payment terms, if so, please also discuss the reasons why you have not received payment of amounts past due and why you believe collection is probable. Furthermore, please disclose the lien and/or collateral rights that you utilize to securitize your receivables and work in process so investors can better assess asset risk.

We have added additional disclosure in response to the Staff’s comment. The accounts receivable-trade that are outstanding for more than six months are not past due pursuant to the payment terms. Many of our construction contracts (e.g., Buon Kuop, Ban ve, Dong Nai 3, Dong nai 4, Bac binh ) were granted by the Government of Vietnam. Pursuant to the contracts, we are paid based on actual cost plus profit. We believe that these receivables will be collected from the government agencies for which we are working. The payment delays are just due to the procedures of submission for approval from related authorities. We do not have liens or collateral rights on these projects but these projects have the support and financial backing of the Government of Vietnam.

13.

We note your disclosure that as of March 31, 2009 that 81% of your long-term work in process was less than two years old. Please revise your filing to explain why long-term work in process hasn't been billed for over a year but costs were incurred, discuss the event that will trigger billing and when this event is expected to occur. Furthermore, once billing occurs, please address when you expect to collect payment. If you are currently aware of known factors that could cause the ultimate timing of collections to change, such as financial difficulties by the customer, cost over-runs, construction problems, etc., please include a discussion of this matter and how you plan to mitigate the impact to your liquidity in future periods.

The majority of the amount included in long-term work in process was construction in progress such as land and building development projects for Cavico Tower and Chieng Ngan. Accordingly, we have reclassified $9,516,362 and $8,925,718 of the long-term work in process balances, as of March 31, 2009 and December 31, 2008, respectively, to fixed assets. The remaining balance is $520,977 and $547,693 as of March 31, 2009 and December 31, 2008, respectively, equal to less than 1% of our assets. The remaining long-term work in process will be billed and collected after the project owner certifies the work. The Company is not currently aware any factors that would cause the ultimate timing of collections to change. Nevertheless, the Company has determined that their reserves of $843,494 against work in process were sufficient for both short term and long term work in process.

14.

You state on page 41 that "most of the long-term retention receivables over two years are receivable after two years pursuant to contractual arrangements" We note that approximately 36% of the long-term retention receivables balance as of March 31, 2009 was when you expect to collect payment and clarify whether amounts outstanding for more than two years are past due pursuant to the payment terms, if so, please also discuss the reasons why you have not received payment of amounts past due and why you believe collection is probable.

We have added additional disclosure in response to the Staff’s comment. The amounts outstanding for more than two years have not been paid pursuant to the payment terms of the Company’s contracts. Long-term retention receivables are typically paid within two years after the completion of a construction project. We expect to collect these amounts within two years after the completion of the applicable construction contract. For example, our construction contract for Buon Kuop hydro power is scheduled to run from June 2004 to June 2009. Our accumulated revenue at Buon Kuop from June 2004 to June 2009 is approximately $20 million. Since 5% of the revenue is held by as long-term retention, $1 million is held by the customer as long-term retention. If the construction of this project is completed on time by June 2009, this $1 million and any other long-term retention balance associated with this project would be expected to be paid in accordance with the terms of the contract. When paid, a portion of the long-term retention receivable will be seven years old. We believe that the Buon Kuop long-term retention receivable, along with our other long-term retention receivables will be collected when due under each contract’s terms.

Management, page 47

15.

We note from your response to comment 48 in our letter dated June 18, 2009, that "[e]ach of [y]our officers serve until they are replaced by the Board of Directors." Please disclose this is in your prospectus as well. See Item 401(b) of Regulation S-K.

We have revised our disclosure in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 52

16.

We note your response to comment 50 in our letter dated June 18, 2009. Please update this disclosure as of the most recent practicable date. For example, many of the amounts disclosed in this section are as of December 31, 2008.

In response to the Staff’s comments, we have provided updated balances.

17.

We note the disclosure in the second paragraph. It appears the loan from Mr. Ha Quang Bui was made in January 2008 and had a term of one year. It also appears that this loan remains outstanding. Please discuss any arrangements you have entered into with Mr. Ha Quang Bui to repay the loan beyond the original due date.

In response to the Staff’s comment, we have filed a copy of the revised loan agreement as an exhibit.

Financial Statements

General

18.

We have read your response to comment 56 in our letter dated June 18, 2009. We note that you intend to account for the convertible Class A Preferred Stock, which upon a certain anniversary will be redeemed by you at par value. Please revise your filing to discuss your intention of classifying these shares as permanent equity and provide a reference to the authoritative literature supporting your accounting treatment. Refer to SFAS 150 and FSP—APB 14-1 for guidance. In addition, revise your filing to present the pro forma EPS impact of the expected issuance of the convertible Class A Preferred Stock for the latest year and interim period. Refer Rule 11-01(a)(8) of Article 11 of Regulation S-X for guidance.

In response to the Staff’s comments, we have revised the Subsequent Events footnote of the financial statements.

Note 2 - Summary of Significant Accounting Policies page F-7

Principles of Consolidation, page F-7

19.

We have read your response to comment 59 in our letter dated June 18, 2009. For each less than 51% owned investee listed on page 2, please provide to us a separate analysis for each entity that includes the investee's total assets, liabilities, revenue and net income at December 31, 2008 and March 31, 2009. Furthermore, please provide your direct ownership percentage and a complete explanation of how you satisfy the consolidation requirements of SFAS 94 or FIN 46R. Please clarify how you control the minority-owned subsidiary's directors and submit copies of any translated contracts that impact your ability to control the investee.

The analysis for subsidiaries with less than 51% ownership is as follows;

No	Items	Cavico	Cavico	Cavico	Cavico	Cavico	Cavico
		Mining	Energy	Tower	Manpower	Stone&Mineral	Land

I	December 31, 2008
1	Total assets	19,078,843	12,947,965	5,105,764	1,683,367	1,529,865	701,534
2	Liabilities	11,440,391	10,735,857	1,617,424	1,095,293	252,505	220,067
3	Revenue	9,041,945	8,009,932	-	2,160,831	106,942	-
4	Net income	592,463	70,790	1,643	240,315	4,107	(52,818)

II	March 31, 2009
1	Total assets	20,212,441	13,995,532	5,524,355	1,829,975	1,803,006	747,794
2	Liabilities	12,483,954	11,780,537	2,030,331	1,244,542	513,207	257,182
3	Revenue	1,620,886	2,151,098	-	1,088,579	225,606	-
4	Net income	86,023	5,472	950	84,936	7,778	(3,301)

III	Ownership
	Owned percentage	25.55%	37.57%	37.73%	30.00%	35.42%	15.23%
	Number of directors	5	5	5	5	5	5

Number of directors from Cavico	3	3	3	3	3	3

Based upon the Corporate Laws of Vietnam and as reflected in the bylaws of each minority-owned subsidiary, Cavico Vietnam has the right to appoint the majority of the board members of these subsidiaries. The term of these directors are five years. Cavico will continue to appoint the majority of directors and maintain control these subsidiaries. In addition, our analysis of FIN 46R suggests that consolidation of entities is determined based upon that the Company is considered to be the primary beneficiary of all its consolidated subsidiaries with less than 51% ownership. The Company is expected to absorb a majority of the subsidiaries expected losses and residual returns and has the direct ability to make decisions of the subsidiary activities that significantly effects the subsidiaries operations. The Company provides financial support to the subsidiaries for the subsidiaries allowing the subsidiaries to sustain its operating activities.

Note 6— Investments in Non-consolidated Companies and Joint Ventures, page F-13

20.

We have read your response to comment 66 in our letter dated June 18, 2009, and compliance with FSP FAS 115-1 remains unclear. For the Tour Zones and Sao Mai-Ben investments listed on page F-13, please give us the most recent impairment analysis. Tell us also your consideration of applying market multiple and/or discounted cash flow methods to assess impairment. Further, please tell us why SFAS 107 and SFAS 157 fair value disclosures have not been provided for your cost method investments.

In response to the Staff’s comments, we have revised the Investments in Non-Consolidate Companies and Joint Ventures footnote of the financial statements.

The impairment analysis for Sao Mai Ben and Tour Zones as an exhibit to this letter.

Cavico Corp. and Subsidiaries Audited Financial Statements, page F-21

21.

We note that certain audited 2007 financial statement account balances in your Form S-1 and in the annual report on Form 10-K for the year ended December 31, 2008 are different than the corresponding amounts in your annual report on Form 10-K for the year ended December 31, 2007. Please provide the required SFAS 154 paragraph 26 disclosures in your amended Forms 10-K for the year ended December 31, 2008 and S-l.

In response to the Staff’s comments, we have added a Restatement footnote to the audited financial statements for the years ended December 31, 2008 and December 31, 2007.

Item 16. Exhibits and Financial Statement Schedules

22.	We note your response to comment 71 in our letter dated June 18, 2009. Please revise your exhibit list to address the following:

•

Please consider removing from your exhibit list the references to your previous certificate of incorporation and the amendments thereto, given that Exhibit 3.4 appears to amend and completely restate those prior charter documents.

•	Your exhibit list indicates that you have two "10.8" exhibits. Please revise accordingly.

•	If you intend to rely on your counsel's legality opinion for its consent, please provide in your exhibit list an appropriate cross-reference from Exhibit 23.2 to Exhibit 5.1.

We have revised Item 16 and the Exhibit Index in response to your comments.

Exhibit 5.1

23.	Please have counsel revise its legal opinion to state on what area of law counsel is opining with respect to the opinion expressed in paragraph (3).

We are opining, with respect to the opinions expressed in paragraph (3),all applicable statutory provisions of Delaware corporate law, including the rules and regulations underlying those provisions, all applicable provisions of the Constitution of the State of Delaware and all applicable judicial and regulatory determinations

Exhibit 21

24.

We note your response to comment 72 in our letter dated June 18, 2009. We also note the statement in Exhibit 21 that you have "[o]mitted from the table those subsidiaries which are not significant subsidiaries...." Please advise us as to whether all of the omitted subsidiaries, considered in the aggregate, would constitute a significant subsidiary. Refer to paragraph (ii) of Item 601(b)(21) of Regulation S-K.

We have amended our exhibit to disclose that the omitted subsidiaries, in the aggregate, would not constitute a significant subsidiary.

Item 17. Undertakings

25.

We note your response to comment 73 in our letter dated June 18, 2009. Please remove the word "treat" from the undertaking in paragraph (a)(2). In addition, please note that the undertaking in paragraph (b) is not required, given that the equity securities being registered here currently have a reporting obligation pursuant to Section 13(a) of the Securities Act.

We have revised the undertakings in response to the Staff’s comments.

Form 10-K For the Fiscal Year Ended December 31.2008

26.

We note that you intend to address our comments regarding your Form 10-K in a separate letter. Please note that you must clear these comments as well before requesting acceleration. Furthermore, please ensure that your amended Form 10-K addresses our comments relating to your MD&A and to your financial statements for the two years ended December 31, 2008.

An amendment to the Form 10-K will be submitted following the submission of this amendment to the Form S-1.

Sincerely,

/s/ Peter DiChiara

Sao Mai Ben Investment Impairment Analysis

	Audited
	2008	2007
Sales (Notes 1 and 6)	0	9,921

Cost of goods sold (Notes 1 and 6)	0	9,744

Gross profits	0	177

General and administrative expenses	1,195,385	506,548

Income (Loss) from operations	(1,195,385)	(506,371)

Other income (expenses):
Other income	3,656,487	1,133,665
Net interest expense	12,825	0
Net other expenses	3,643,661	1,133,665

Income before income taxes	2,448,276	627,294

Income taxes	743,483	205,281

Net income	$1,704,794	$422,013

Per Income Statement
Net income	1,704,794	$422,013
Income tax	743,483	205,281
Interest	12,825	0
Depreciation	27,522	6,734
EBITDA	$2,488,624	$634,028

Increase in 2008 from 2007		$1,854,596	293%
Projected 2009	$2,613,055	105%
Projected 2010	$2,743,708	105%
Projected 2011	$2,880,893	105%
5 yr total	$11,360,308

The management of Cavico discusses with officers of this investee company and reviews their website www.pvsb.com.vn frequently to determine any signs of impairment due to changes in operation activities. No such impairment was apparent as of 6/30/09. Based upon our relative ownership of this investment the net present value of expected cash flows adequately supports the carrying value of the investment.

Tour Zones Investment Impairment Analysis
	Audited
	2008	2007

Sales (Notes 1 and 6)	561,581	1,025,412

Cost of goods sold (Notes 1 and 6)	465,337	868,900

Gross profits	96,244	156,512

General and administrative expenses	0	81,343

Income (Loss) from operations	96,244	75,169

Other income (expenses):
Other income	47,710	20,377
Net interest expense	51,792	3,175
Net other expenses	(4,081)	17,203

Income (Loss) before income taxes	92,163	92,372

Income taxes (Note 1)

Net income (loss)	$92,163	$92,372

Per Income Statement
Net income	92,163	$92,372
Income tax	-	-
Interest	51,792	3,175
Depreciation	9,574
EBITDA	$153,528	$95,546

Increase in 2008 from 2007		$57,982	61%
Projected 2009	$230,293	150%
Projected 2010	$345,439	150%
Projected 2011	$518,159	150%
Projected 2012	$777,238	150%
Projected 2013	$1,165,857	150%
Projected total for 5 yr	$3,036,985

The management of Cavico meets with officers of this investee on a weekly basis. The website of this investee company is www.pvsb.com.vn. The operation is consistent and this company did not show any signs of impairment as of 6/30/09. Based upon our relative ownership of this investment the net present value of expected cash flows adequately supports the carrying value of the investment.